Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2023, 2024 and 2025. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See Unaudited Interim Condensed Consolidated Financial Statements of Chaince Digital Holdings Inc. (formerly known as Mercurity Fintech Holding Inc.) as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2023, 2024 and 2025. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year ended December 31, 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 30, 2025.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Chaince Digital Holdings Inc. (formerly known as Mercurity Fintech Holding Inc.), its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

RECENT DEVELOPMENTS

The financial services business line has become the Company’s primary focus since March 2025, following FINRA’s  approval for Chaince Securities, LLC’s Continuing Membership Application (“CMA”), and now forms an integral part of the Company’s strategic landscape.

Since the commencement of its operations, Chaince Securities, Inc. has primarily focused on providing financial services. Its subsidiary, Chaince Securities, LLC, is a FINRA-registered  broker-dealer and registered investment advisor (RIA), offering investment banking and related business consulting services to companies conducting securities offerings in the U.S. capital markets, as well as investment solutions for institutions, high-net-worth individuals, and emerging issuers worldwide. The operations team is based in New York and actively conducts business with clients based in the U.S.

Ucon Capital (HK) Limited (“Ucon”), together with its PRC subsidiary, Chaince (Shenzhen) Consulting Co., Ltd., provides business consulting services targeting clients in the Asia-Pacific region. Chaince (Shenzhen) Consulting Co., Ltd. was established in August 2025, maintains an office in Shenzhen, and employs a full operations team locally.

Looking ahead, the Company’s primary objective for the next one to two years remains focused on the financial services sector, with the goal of significantly expanding its customer base, increasing revenue scale, reducing losses, and ultimately achieving profitability within this period.

On November 12, 2025, the Company announced that it would rebrand from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. The new corporate name, ticker symbol “CD,” and website www.chaincedigital.com went live on November 13, 2025 at the opening of trading on the Nasdaq Global Market. The rebranding was approved by the Company’s shareholders at its 2025 Annual General Meeting held on September 15, 2025.

In addition, in the first eleven months of 2025, the Company substantially increased its total shareholders’ equity through a combination of proceeds raised from its PIPE financing and the conversion of certain outstanding convertible notes into ordinary shares. As of December 10, 2025, the Company has a total of 69,874,797 ordinary shares issued and outstanding, and approximately 45,898,236 ordinary shares are freely tradable on the public market.

Overview

The Company’s business objectives are focused on two main sectors: (1) financial services, conducted primarily through our wholly owned subsidiary, Chaince Securities, Inc., with Chaince Securities LLC and Ucon Capital (HK) Limited (together with its subsidiaries in China) engaged in investment banking and related business consultation services; and (2) blockchain and digital asset solutions, carried out through Mercurity Fintech Technology Holding Inc., which is engaged in distributed computing and storage services and digital asset technical services.

Set forth below is a detailed update of the business lines in which the Company currently operates.

Financial services

Since August 2022, the Company has been operating in the financial services sector, mainly providing business consultation services. For example, in November 2023, the Company entered into a consulting agreement with a U.S.-based logistics company to provide business consulting services, assisting the client in enhancing its corporate governance and internal accounting management in preparation for its public listing.

The financial services business line has become the Company’s primary focus since March 2025, following FINRA’s approval   for Chaince Securities, LLC’s Continuing Membership Application (“CMA”), and now forms an integral part of the Company’s strategic landscape. Since the commencement of its operations, Chaince Securities, Inc. has primarily focused on providing financial services. Its subsidiary, Chaince Securities, LLC, is a FINRA-registered broker-dealer and registered investment advisor (RIA), offering investment banking and related business consulting services to companies conducting securities offerings in the U.S. capital markets, as well as investment solutions for institutions, high-net-worth individuals, and emerging issuers worldwide. The operations team is based in New York and actively conducts business with clients based in the U.S. Ucon Capital (HK) Limited (“Ucon”), together with its PRC subsidiary, Chaince (Shenzhen) Consulting Co., Ltd., provides business consulting services targeting clients in the Asia-Pacific region.

Blockchain and digital asset solutions

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) has been engaged in blockchain and digital asset solutions, including distributed storage and computing services (mainly Filecoin mining operations), and digital asset technical services.

In December 2022, we acquired a batch of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, and commenced our Filecoin (“FIL”) mining operations. Our Filecoin mining facilities are located in the State of New Jersey and are operated through Cologix US, Inc.

With the ongoing development of the digital asset industry and regulatory landscape, the Company’s accumulated experience positions it to expand its client base and further generate revenue from digital asset technical services. As of June 30, 2025, the Company’s digital asset technical services had not generated any revenue.

Our current business structure is as follows:

* Note: Beijing Lianji Future Technology Co., Ltd., Aifinity Base Limited, and Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd. have not actually conducted any business and we have decided to deregister them all.

Results of Operations

Comparison of Results of Operations for the six months ended June 30, 2025 and 2024

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes. Our historical results do not necessarily indicate our results to be expected for any future period.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the six months ended June 30,		Variance in
	2025	2024	Amount	%
Revenue	466,577	517,177	(50,600)	-9.78%
Cost of revenue	(655,773)	(793,621)	137,848	-17.37%
Gross loss	$(189,196)	$(276,444)	$87,248	-31.56%
Selling and marketing expenses	(58,131)	(42,295)	(15,836)	37.44%
General and administrative expenses	(1,698,162)	(1,061,417)	(636,745)	59.99%
Provision for doubtful accounts	—	(11,451)	11,451	-100.00%
Impairment loss of property and equipment	(504,693)	(1,827,373)	1,322,680	-72.38%
Loss on market price of crypto assets	(653,164)	(651,441)	(1,723)	0.26%
Operating loss	$(3,103,346)	$(3,870,421)	$767,075	-19.82%
Interest income/(expenses), net	171,431	109,773	61,658	56.17%
Other income/(expenses), net	15	(352)	367	-104.26%
Gain from market price of short-term investment	3,474	216,410	(212,936)	-98.39%
Gain from selling short-term investments	—	35,771	(35,771)	-100.00%
Loss on share-based payment liabilities	(73,500)	—	(73,500)	—
Loss before provision for income taxes	$(3,001,926)	(3,508,819)	$506,893	-14.45%
Income tax (expenses)/benefits	13,334	(325,646)	338,980	-104.09%
Net loss	$(2,988,592)	$(3,834,465)	$845,873	-22.06%

Revenue

Our revenues mainly represent revenues from business consultation services, distributed computing and storage services (Filecoin mining), and others.

The following table sets forth the revenues of our different types of businesses:

	For the six months ended June 30,		Variance in
	2025	2024	Amount	%
Revenue
Consultation services	243,569	195,000	48,569	24.9%
Distributed computing and storage services	208,008	296,177	(88,169)	-29.8%
Others	15,000	26,000	(11,000)	-42.3%
Total revenue	$466,577	$517,177	$(50,600)	-9.8%

For the six months ended June 30, 2025 and 2024, our total revenues were $466,577 and $517,177, respectively. Revenues generated from consultation services accounted for 52.2% and 37.7% of   the total revenue for the six months ended June 30, 2025 and 2024, respectively. Revenues generated from distributed computing and storage services (Filecoin mining) accounted for 44.6% and 57.3% of the total revenue for the six months ended June 30, 2025 and 2024, respectively. Revenues generated from others (mainly referral services) accounted for 3.2% and 5.0% of the total revenue for the six months ended June 30, 2025 and 2024, respectively.

Our total revenues decreased by $50,600, or approximately 9.8%, to $466,577 for the six months ended June 30, 2025 from $517,177 for the six months ended June 30, 2024.

Consultation services

Our revenues from consultation services increased by $48,569, or approximately 24.9%, to $243,569 for the six months ended June 30, 2025 from $195,000 for the six months ended June 30, 2024.

The financial services business line (including investment banking and related business consultation services) has become the Company’s primary focus since March 2025, following FINRA’s approval, and now forms an integral part of the Company’s strategic landscape.

In the first half of 2025, the Company’s consultation service revenue was generated by five clients, a significant increase from the three clients in the same period in the previous year. Despite variations in the content and considerations of the consulting services provided to different clients, the substantial increase in the number of clients is the primary factor contributing to the significant rise in consultation service revenue for the six months ended June 30, 2025, compared to the same period in the previous year.

Distributed computing and storage services

Our revenues from distributed computing and storage services (Filecoin mining) decreased by $88,169, or approximately 29.8%, to $208,008 for the six months ended June 30, 2025 from $296,177 for the six months ended June 30, 2024.

The analysis for the revenue of our Filecoin mining business for the six months ended June 30, 2025 and 2024 is as follows:

For the six months ended June 30, 2025	Average storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
January, 2025	76.51	0.0038	9,229.78	$4.9622	$45,800
February, 2025	90.38	0.0037	10,615.19	$3.2184	$34,164
March, 2025	108.14	0.0037	12,700.84	$2.8636	$36,370
April, 2025	106.27	0.0036	12,143.82	$2.5041	$30,410
May, 2025	112.19	0.0035	12,464.93	$2.7576	$34,372
June, 2025	106.51	0.0034	11,496.11	$2.3393	$26,892
Total Amount			68,650.67	$3.0300	$208,008

For the six months ended June 30, 2024	Average storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
January, 2024	19.58	0.0054	2,942.96	$5.5273	$16,267
February, 2024	23.88	0.0052	3,719.80	$6.5307	$24,293
March, 2024	59.53	0.0048	9,128.70	$8.9813	$81,988
April, 2024	70.27	0.0048	10,468.26	$6.7498	$70,659
May, 2024	70.27	0.0045	9,932.80	$5.6718	$56,337
June, 2024	70.27	0.0043	9,382.04	$4.9705	$46,633
Total Amount			45,574.55	$6.4987	$296,177

During the first half of 2025, our Filecoin mining business generated 68,650.67 Filecoin rewards and recognized $208,008 in Filecoin mining revenue. In contrast, during the same period last year, we received 45,574.55 Filecoin rewards and recognized $296,177 in Filecoin mining revenue. Although the Company expanded its overall effective storage capacity by adding Filecoin joint mining nodes in the first half of 2025, resulting in more Filecoin rewards than the same period in the previous year, the significant decline in Filecoin market prices led to a decrease in the Company’s revenue during the first half of 2025 compared to the same period in the previous year.

Others

Our revenues from others (mainly referral services) decreased by $11,000, or approximately 42.3%, to $15,000 for the six months ended June 30, 2025 from $26,000 for the six months ended June 30, 2024.

Cost of revenue

The following table sets forth the cost of revenue of our different types of businesses:

	For the six months ended June 30,		Variance in
	2025	2024	Amount	%
Cost of revenue
Consultation services	(160,551)	(137,163)	(23,388)	17.1%
Distributed computing and storage services	(495,222)	(656,458)	161,236	-24.6%
Others	—	—	—	—
Total cost of revenue	$(655,773)	$(793,621)	$372,729	-47.0%

For the six months ended June 30, 2025 and 2024, our total cost of revenue was $655,773 and $793,621, respectively.

Our cost of revenue from consultation services increased by $23,388, or approximately 17.1%, to $160,551 for the six months ended June 30, 2025 from $137,163 for the six months ended June 30, 2024. This aligns with the Company’s growing trend in consultation service revenue. The cost of our consultation services consists primarily of payroll of the consultation project team.

Our cost of revenue from distributed computing and storage services (Filecoin mining) decreased by $161,236, or approximately 24.6%, to $495,222 for the six months ended June 30, 2025 from $656,458 for the six months ended June 30, 2024. The cost of the Filecoin mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs and other technical services costs, Filecoin loan interest costs, and joint mining revenue sharing costs. The cost of Filecoin mining operations was recognized for the six months ended June 30, 2025 in the amount of $495,222, including mining machine depreciation costs of $251,805, mine lease costs (including electricity) of $180,745, software licensing costs of $8,320, Filecoin loan interest costs of $22,069, and joint mining revenue sharing costs of $32,283. The cost of Filecoin mining operations was recognized for the six months ended June 30, 2024 in the amount of $656,458, including mining machine depreciation costs of $421,409, mine lease costs (including electricity) of $174,979, software licensing costs of $8,108, other technical services costs of $11,847, and Filecoin loan interest costs of $40,115. The reduction in the cost of the Company’s Filecoin mining business during the first half of 2025 compared to the same period in the previous year, is mainly attributed to a significant decrease in depreciation of the mining machines.

Gross profit/(loss) and gross profit/(loss) margin

Gross profit/(loss) represents our net revenues less cost of revenue. Our gross profit/(loss) margin represents our gross profit/(loss) as a percentage of our net revenues.

The following table sets forth the gross profit/(loss) and gross profit/(loss) margin of our different types of businesses:

	For the six months ended June 30,		Variance in
	2025	2024	Amount	%
Gross profit/(loss)
Consultation services	83,018	57,837	25,181	43.5%
Distributed computing and storage services	(287,214)	(360,281)	73,067	-20.3%
Others	15,000	26,000	(11,000)	-42.3%
Total gross profit/(loss)	$(189,196)	$(276,444)	$87,248	-31.6%

Gross profit/(loss) margin
Consultation services	34.1%	29.7%	4.4%	14.9%
Distributed computing and storage services	-138.1%	-121.6%	-16.4%	13.5%
Others	100.0%	100.0%	0.0%	0.0%
Overall gross profit/(loss) margin	-40.5%	-53.5%	-12.0%	22.5%

For the six months ended June 30, 2025 and 2024, our total gross loss was $189,196 and $276,444, respectively.

Our gross profit from consultation services increased by $25,181 or approximately 43.5%, to $83,018 for the six months ended June 30, 2025 from $57,837 for the six months ended June 30, 2024. Our gross profit margin on consultation services for the six months ended June 30, 2025 increased 4.4% compared to the same period in the previous year. These increases are primarily attributed to the Company’s consultation service revenue growth and the enhanced cost-effectiveness of our consultation service team over the six months ended June 30, 2025.

Our gross loss from distributed computing and storage services (Filecoin mining) decreased by $73,067, or approximately 20.3%, to $287,214 for the six months ended June 30, 2025 from $360,281 for the six months ended June 30, 2024. This outcome is the result of the Company’s Filecoin mining revenues and costs experiencing a comprehensive decline in the first half of 2025, compared to the same period in the previous year.

Our gross profit from others (mainly referral services) decreased by $11,000, or approximately 42.3%, to $15,000 for the six months ended June 30, 2025 from $26,000 for the six months ended June 30, 2024. This was entirely due to the decrease in other revenue (mainly referral services) in the first half of 2025 compared to the same period in the previous year, which did not incur any costs.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) labor costs of sales personnel, and (ii) referral and promotion fees for businesses. These costs are expensed as incurred.

The sales and marketing expenses for the six months ended June 30, 2025 amounted to $58,131, exclusively attributed to labor costs of sales personnel. The sales and marketing expenses for the six months ended June 30, 2024 amounted to $42,295, of which $32,295 was attributed to labor costs for sales personnel, while the remaining $10,000 was spent on referral and promotion fees for businesses.

The definition of our main business has undergone some restructuring in recent years, and as it becomes more well-defined, and as current structural business investments mature and begin to yield revenue, we have plans to steadily increase our marketing and promotional investment and efforts.

General and administrative expenses

The Company’s general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees.

The Company’s general and administrative expenses for the six months ended June 30, 2025 amounted to $1,698,162, consisted primarily of $529,096 in employment costs, $688,568 in professional fees, and $480,497 in other office expenses. The Company’s general and administrative expenses for the six months ended June 30, 2024 amounted to $1,061,417, consisted primarily of $274,091 in employment costs, $437,124 in professional fees, and $350,202 in other office expenses. Due to the expansion of the Company’s financial services (investment banking and related consultation services) team, all employee salaries and benefits, professional expenses, and office and other miscellaneous expenses have increased significantly compared to the same period in the previous year.

Provision for doubtful accounts

There were no losses from provision for doubtful accounts for the six months ended June 30, 2025. The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2024 were all due to interest receivables that could not be collected.

Impairment loss of property and equipment

For the six months ended June 30, 2025 and 2024, the Company’s impairment loss of property and equipment was $504,693 and $1,827,373, respectively, all of which were due to impairment losses on the Company’s Web3 decentralized storage infrastructure.

Loss on market price of crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss.

Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of a $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company recognized losses of $653,164 and $651,441 on the market price of Filecoins for the six months ended June 30, 2025, and 2024, respectively.

Interest income/(expenses), net

The Company’s interest income/(expenses), net consist of (i) convertible notes interest costs, and (ii) interest income from cash deposits and short-term investments.

The Company’s interest income/(expenses), net for the six months ended June 30, 2025 amounted to $171,431, consisted of negative $103,767 in convertible notes interest costs, and positive $275,198 in interest income from cash deposits and short-term investments. The Company’s interest income/(expenses), net for the six months ended June 30, 2024 amounted to $109,773, consisted of negative $193,562 in convertible notes interest costs, and positive $303,335 in interest income from cash deposits and short-term investments.

Other income/(expenses), net

Other income consists primarily of the gain generated from the government subsidies and other unexpected gains. Other expenses primarily consist of government fines, such as tax late fees.

Gain/(loss) from market price of short-term investment

The gain from market price of short-term investment for the six months ended June 30, 2025 and 2024 consists primarily of the net gain from the market price changes of the ETFs held by the Company.

Gain/(loss) from selling short-term investments

There were no gains or losses from selling short-term investments for the six months ended June 30, 2025. The gain from selling short-term investments for the six months ended June 30, 2024 consists primarily of the gain from selling common stocks held by the Company during the same period.

Loss on share-based payment liabilities

The losses on share-based payment liabilities for the six months ended June 30, 2025 and 2024 were primarily attributed to fluctuations in the fair value of the Company’s liabilities that are payable in a fixed number of ordinary shares. The trading price of the Company’s ordinary shares in the public market serves as the standard basis for determining its fair value.

Loss before income taxes

Loss before income taxes was $3,001,926 for the six months ended June 30, 2025, compared with loss before income taxes of $3,508,819 for the six months ended June 30, 2024.

Income tax expense/(benefits)

We recorded income tax benefits of $13,334 for the six months ended June 30, 2025 and income tax expense of $325,646 for the six months ended June 30, 2024.

Net loss

As a result of the foregoing factors, we recorded a net loss of $2,988,592 for the six months ended June 30, 2025, as compared to a net loss of $3,834,465 for the six months ended June 30, 2024.

Comparison of Results of Operations for the six months ended June 30, 2024 and 2023

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes. Our historical results do not necessarily indicate our results to be expected for any future period.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the six months ended June 30,		Variance in
	2024	2023	Amount	%
Revenue	517,177	246,242	270,935	110.0%
Cost of revenue	(793,621)	(693,420)	(100,201)	14.5%
Gross loss	$(276,444)	$(447,178)	$170,734	-38.2%
Selling and marketing expenses	(42,295)	(152,400)	110,105	-72.2%
General and administrative expenses	(1,061,417))	(1,251,559)	190,142	-15.2%
Provision for doubtful accounts	(11,451)	—	(11,451)	—
Impairment loss of property and equipment	(1,827,373)	—	(1,827,373)	—
Impairment loss of intangible assets	—	(79,821)	79,821	-100.00%
Loss on market price of crypto assets	(651,441)	—	(651,441)	—
Operating loss	$(3,870,421)	$(1,930,958)	$(1,939,463)	100.4%
Interest income/(expenses), net	109,773	(118,089)	227,862	-193.0%
Financing costs	—	(450,000)	450,000	-100.0%
Other (expenses)/income, net	(352)	70	(422)	-602.9%
Gain/(Loss) on market price of short-term investment	216,410	(7)	216,417	-3,091,671.4%
Gain/(Loss) from selling short-term investments	35,771	(79,742)	115,513	-144.9%
Loss before provision for income taxes	$(3,508,819)	$(2,578,726)	$(930,093)	36.1%
Income tax (expenses)/benefits	(325,646)	185	(325,831)	-176,124.9%
Net loss	$(3,834,465)	$(2,578,541)	$(1,255,924)	48.7%

Revenues

Our revenues mainly represent revenues from business consultation services, distributed computing and storage services (Filecoin mining), and others.

The following table sets forth the revenues of our different types of businesses:

	For the six months ended June 30,		Variance in
	2024	2023	Amount	%
Revenue
Consultation services	195,000	80,000	115,000	143.8%
Distributed computing and storage services	296,177	166,242	129,935	78.2%
Others	26,000	—	26,000	—
Total revenue	$517,177	$246,242	$270,935	110.0%

For the six months ended June 30, 2024 and 2023, our total revenues were $517,177 and $246,242, respectively. Revenues generated from consultation services accounted for 37.7% and 32.5% of the total revenue for the six months ended June 30, 2024 and 2023, respectively. Revenues generated from distributed computing and storage services (Filecoin mining) accounted for 57.3% and 67.5% of the total revenue for the six months ended June 30, 2024 and 2023, respectively. Revenues generated from others (mainly referral services) accounted for 5.0% and nil of the total revenue for the six months ended June 30, 2024 and 2023, respectively.

Our total revenues increased by $270,935, or approximately 110.0%, to $517,177 for the six months ended June 30, 2024 from $246,242 for the six months ended June 30, 2023.

Consultation services

Our revenues from consultation services increased by $115,000, or approximately 143.8%, to $195,000 for the six months ended June 30, 2024 from $80,000 for the six months ended June 30, 2023.

In the first half of 2024, the Company’s consultation service revenue was generated by three clients, a significant increase from the one client in the same period in the previous year. Despite variations in the content and considerations of the consulting services provided to different clients, the substantial increase in the number of clients is the primary factor contributing to the significant rise in consultation service revenue for the six months ended June 30, 2024, compared to the same period in the previous year.

Distributed computing and storage services

Our revenues from distributed computing and storage services (Filecoin mining) increased by $129,935, or approximately 78.2%, to $296,177 for the six months ended June 30, 2024 from $166,242 for the six months ended June 30, 2023.

The analysis for the revenue of our Filecoin mining business for the six months ended June 30, 2024 and 2023 is as follows:

For the six months ended June 30, 2024	Average storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
January, 2024	19.58	0.0054	2,942.96	$5.5273	$16,267
February, 2024	23.88	0.0052	3,719.80	$6.5307	$24,293
March, 2024	59.53	0.0048	9,128.70	$8.9813	$81,988
April, 2024	70.27	0.0048	10,468.26	$6.7498	$70,659
May, 2024	70.27	0.0045	9,932.80	$5.6718	$56,337
June, 2024	70.27	0.0043	9,382.04	$4.9705	$46,633
Total Amount			45,574.55	$6.4987	$296,177

For the six months ended June 30, 2023	Average storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
January, 2023	9.19	0.0132	3,844.55	$4.4187	$16,988
February, 2023	14.95	0.0126	5,416.79	$5.9172	$32,052
March, 2023	15.1	0.0128	6,147.68	$5.5742	$34,268
April, 2023	17.4	0.0097	5,190.72	$5.5692	$28,908
May, 2023	20.22	0.0101	6,480.06	$4.5334	$29,377
June, 2023	22.57	0.0093	6,472.78	$3.8082	$24,650
Total Amount			33,552.58	$4.9547	$166,243

During the first half of 2024, our Filecoin mining business generated 45,574.55 Filecoin rewards and recognized $296,177 in Filecoin mining revenue. In comparison, during the same period last year, we received 33,552.58 Filecoin rewards and recognized $166,243 in Filecoin mining revenue.

During the first half of 2024, the Company’s average effective storage capacity experienced a substantial increase compared to the same period in the previous year. This improvement enabled the Company to accrue more Filecoin rewards during that time. Additionally, the Filecoin market price witnessed a significant rise in the first half of 2024. All of these factors collectively contributed to a notable increase in Filecoin mining revenue for the Company compared to the same period in the previous year.

Others

For the six months ended June 30, 2024 and 2023, our revenues from others (mainly referral services) were $26,000 and nil, respectively.

Cost of revenue

The following table sets forth the cost of revenue of our different types of businesses:

	For the six months ended June 30,		Variance in
	2024	2023	Amount	%
Cost of revenue
Consultation services	(137,163)	(51,500)	(85,663)	166.3%
Distributed computing and storage services	(656,458)	(641,920)	(14,538)	2.3%
Others	—	—	—	—
Total cost of revenue	$(793,621)	$(693,420)	$(100,201)	14.5%

For the six months ended June 30, 2024 and 2023, our total cost of revenue was $793,621 and $693,420, respectively.

Our cost of revenue from consultation services increased by $85,663, or approximately 166.3%, to $137,163 for the six months ended June 30, 2024 from $51,500 for the six months ended June 30, 2023. This aligns with the Company’s growing trend in consultation service revenue. The cost of our consultation services consists primarily of payroll of the consultation project team.

Our cost of revenue from distributed computing and storage services (Filecoin mining) increased by $14,538, or approximately 2.3%, to $656,458 for the six months ended June 30, 2024 from $641,920 for the six months ended June 30, 2023. The cost of the Filecoin mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs and other technical services costs, and Filecoin loan interest costs. The cost of Filecoin mining operations was recognized for the six months ended June 30, 2024 in the amount of $656,458, including mining machine depreciation costs of $421,409, mine lease costs (including electricity) of $174,979, software licensing costs of $8,108, other technical services costs of $11,847, and Filecoin loan interest costs of $40,115. The cost of Filecoin mining operations was recognized in the six months ended June 30, 2023 in the amount of $641,920, including mining machine depreciation costs of $448,718, mine lease costs (including electricity) of $144,412, direct labor costs of $4,000, and software licensing costs of $44,790. Despite a substantial revenue increase during the first half of 2024, the Company’s Filecoin mining machine count remained constant. Consequently, key Filecoin mining costs, such as depreciation of Filecoin mining machines and mine lease costs (including electricity), did not experience significant fluctuations, resulting in only a slight increase in total Filecoin mining costs for the six months ended June 30, 2025 compared to the same period in the previous year.

Gross profit/(loss) and gross profit/(loss) margin

Gross profit/(loss) represents our net revenues less cost of revenue. Our gross profit/(loss) margin represents our gross profit/(loss) as a percentage of our net revenues.

The following table sets forth the gross profit/(loss) and gross profit/(loss) margin of our different types of businesses:

	For the six months ended June 30,		Variance in
	2024	2023	Amount	%
Gross profit/(loss)
Consultation services	57,837	28,500	29,337	102.9%
Distributed computing and storage services	(360,281)	(475,678)	115,397	-24.3%
Others	26,000	—	26,000	—
Total gross profit/(loss)	$(276,444)	$(447,178)	$170,734	-38.2%

Gross profit/(loss) margin
Consultation services	29.7%	35.6%	-6.0%	-16.7%
Distributed computing and storage services	-121.6%	-286.1%	164.5%	-57.5%
Others	100.0%	—	100.0%	—
Overall gross profit/(loss) margin	-53.5%	-181.6%	258.5%	-142.4%

For the six months ended June 30, 2024 and 2023, our total gross loss was $276,444 and $447,178, respectively.

Our gross profit from consultation services increased by $29,337, or approximately 102.9%, to $57,837 for the six months ended June 30, 2024 from $28,500 for the six months ended June 30, 2023. Our gross profit margin on consultation services for the six months ended June 30, 2024 decreased 6.0% compared to the same period in the previous year. These changes are primarily attributed to the Company’s consultation service revenue growth and the increase in personnel costs for consultation service teams over the six months ended June 30, 2024.

Our gross loss from distributed computing and storage services (Filecoin mining) decreased by $115,397, or approximately 24.3%, to $360,281 for the six months ended June 30, 2024 from $475,678 for the six months ended June 30, 2023. The primary reason for this result is the substantial rise in the Company’s Filecoin mining revenue, while the Filecoin mining costs experienced only a slight increase for the six months ended June 30, 2024, compared to the same period in the previous year.

Our gross profit from others (mainly referral services) decreased by $26,000, or approximately 100.0%, to $26,000 for the six months ended June 30, 2024 from nil for the six months ended June 30, 2023. This was entirely due to the increase in other revenue (mainly referral services) in the first half of 2024 compared to the same period in the previous year, which did not incur any costs.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) labor costs of sales personnel, and (ii) referral and promotion fees for businesses. These costs are expensed as incurred.

The sales and marketing expenses for the six months ended June 30, 2024 amounted to $42,295, of which $32,295 was attributed to labor costs for sales personnel, while the remaining $10,000 was spent on referral and promotion fees for businesses. The sales and marketing expenses for the six months ended June 30, 2023 amounted to $152,400, which were exclusively attributed to referral and promotion fees for businesses.

The definition of our main business has undergone some restructuring in recent years, and as it becomes more well-defined, and as current structural business investments mature and begin to yield revenue, we have plans to steadily increase our marketing and promotional investment and efforts.

General and administrative expenses

The Company’s general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees.

The Company’s general and administrative expenses for the six months ended June 30, 2024, amounted to $1,061,417, consisted primarily of $274,091 in employment costs, $437,124 in professional fees, and $350,202 in other office expenses. The Company’s general and administrative expenses for the six months ended June 30, 2023, amounted to $1,251,559, consisted primarily of $251,747 in employment costs, $642,579 in professional fees, and $357,233 in other office expenses.

Provision for doubtful accounts

The Company’s losses from provision for doubtful accounts for the six months ended June 30, 2024 were all due to interest receivables that could not be collected. There were no losses from provision for doubtful accounts for the six months ended June 30, 2023.

Impairment loss of property and equipment

For the six months ended June 30, 2024 and 2023, the Company’s impairment loss of property and equipment was $1,827,373 and nil, respectively. The Company’s impairment loss of property and equipment for the six months ended June 30, 2024 was due to impairment losses on the Company’s Web3 decentralized storage infrastructure.

Impairment loss of intangible assets

There was no impairment loss of intangible assets for the six months ended June 30, 2024. We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $79,821 impairment loss for the six months ended June 30, 2023, all of which was impairment loss of Filecoins.

Loss on market price of crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss.

Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of an increase of $763,072, as an adjustment to the opening balance of retained earnings. The Company recognized losses of $651,441 on the market price of Filecoins for the six months ended June 30, 2024.

Interest income/(expenses), net

The Company’s interest income/(expenses), net consist of (i) convertible notes interest costs, and (ii) interest income from cash deposits and short-term investments.

The Company’s interest income/(expenses), net for the six months ended June 30, 2024, amounted to positive $109,773, consisted of negative $193,562 in convertible notes interest costs, and positive $303,335 in interest income from cash deposits and short-term investments. The Company’s interest income/(expenses), net for the six months ended June 30, 2023, amounted to negative $118,089, consisted of negative $186,250 in convertible notes interest costs, and positive $68,161 in interest income from cash deposits and short-term investments.

Financing costs

For the six months ended June 30, 2024 and 2023, the Company’s financing costs was nil and $450,000, respectively.

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor.

Other income/(expenses), net

Other income consists primarily of the gain generated from the government subsidies and other unexpected gains. Other expenses primarily consist of government fines, such as tax late fees.

Gain/(loss) from market price of short-term investment

The gain from market price of short-term investment for the six months ended June 30, 2024 and 2023 consists primarily of the net gain from the market price changes of the ETFs held by the Company.

Gain/(loss) from selling short-term investments

The gain from selling short-term investments for the six months ended June 30, 2024 consists primarily of the gain from selling common stocks held by the Company during the same period.

The loss from selling short-term investments for the six months ended June 30, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period.

Loss before income taxes

Loss before income taxes was $3,508,819 for the six months ended June 30, 2024, compared with loss before income taxes of $2,578,726 for the six months ended June 30, 2023.

Income tax expense/(benefits)

We recorded income tax expense of $325,646 for the six months ended June 30, 2024, and income tax benefits of $185 for the six months ended June 30, 2023.

Net loss

As a result of the foregoing factors, we recorded a net loss of $3,834,465 for the six months ended June 30, 2024, as compared to a net loss of $2,578,541 for the six months ended June 30, 2023.

Liquidity and Capital Resources

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash and cash equivalents and cash flows from our operating and financing activities.

As of June 30, 2025, we had cash and cash equivalents of $25,159,033, positive working capital of $24,560,249 and total equity of $29,423,200. In assessing our liquidity, management monitors and analyzes our cash on-hand, the ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as bank borrowing.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Cash Flows

Cash Flows for the six months ended June 30, 2025, compared to the six months ended June 30, 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Variance in
	2025	2024	Amount	%
Net cash used in operating activities	(1,328,938)	(1,188,426)	(140,512)	11.8%
Net cash (used in)/provided by investing activities	(1,094,595)	1,620,602	(2,715,197)	-167.5%
Net cash provided by/(used in) financing activities	3,666,900	(2,430,000)	6,096,900	-250.9%
Effect of exchange rate changes	53	(19)	72	-378.9%
Net change in cash and cash equivalents	$1,243,420	$(1,997,843)	$3,241,263	-162.2%
Cash and cash equivalents, beginning of the year	24,009,331	16,208,949	7,800,382	48.1%
Cash and cash equivalents, end of the year	$25,252,751	$14,211,106	$11,041,645	77.7%

Operating Activities

For the six months ended June 30, 2025, our net cash used in operating activities was $1,328,938, which was primarily attributable to (i) our net loss of $2,988,592, (ii) an adjustment of deducted non-cash profit and loss items of a positive net amount of $1,786,905, mainly inclusive of depreciation, impairment loss of property and equipment, gain from market price of short-term investment, loss on market price of crypto assets, loss on share-based payment liabilities, interest income/(expenses), stock-based compensations, exchange gains and losses, and other income or loss, (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including: an increase of $100,445 in clearing deposits, an increase of $98,942 in accounts receivable, an increase of $19,934 in accrued revenue, a decrease of $30,622 in prepaid expenses and other current assets, an increase of $17 in accounts payable, an increase of $285,307 in advance from customers, a decrease of $187,281 in lease liabilities, and a decrease of $36,629 in accrued expenses and other current liabilities, and (iii) changes in non-current assets and liabilities that positively affected the cash flow from operating activities, primarily including: a decrease of $158,887 in right-of-use assets, an increase of $13,334 in deferred tax assets, and an increase of $145,519 in digital assets.

For the six months ended June 30, 2024, our net cash used in operating activities was $1,188,426, which was primarily attributable to (i) our net loss of $3,834,465, (ii) an adjustment of deducted non-cash profit and loss items of a positive net amount of $2,793,459, mainly inclusive of depreciation, impairment loss of property and equipment, gain from selling short-term investments, gain from market price of short-term investment, loss on market price of crypto assets, interest income/(expenses), exchange gains and losses, and other income or loss, (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including: a decrease of $12,285 in prepaid expenses and other current assets, an increase of $41,234 in accounts payable, a decrease of $45,000 in advance from customers, a decrease of $173,017 in lease liabilities, and a decrease of $193,005 in accrued expenses and other current liabilities, and (iii) changes in non-current assets and liabilities that positively affected the cash flow from operating activities, primarily including: a decrease of $158,887 in right-of-use assets, a decrease of $325,646 in deferred tax assets, and an increase of $274,450 in digital assets.

Investing Activities

For the six months ended June 30, 2025, our net cash used in investing activities was $1,094,595, which was attributable to: received short-term investment interest of $301, and cash paid for short-term investments of $1,094,896.

For the six months ended June 30, 2024, our net cash provided by investing activities was $1,620,602, which was attributable to: cash from selling short-term investments of $1,939,850, received short-term investment interest of $47,894, cash paid for short-term investments of $364,531, and cash paid for purchasing fixed assets of $2,611.

Financing Activities

For the six months ended June 30, 2025, our net cash provided by financing activities was $3,666,900, which was attributable to: received equity financing cash of $8,041,900, and paying for part of the principal and interest of convertible notes of $4,375,000.

For the six months ended June 30, 2024, our net cash used in financing activities was $2,430,000, which was attributable to: paying for part of the principal and interest of convertible bonds of $1,950,000, and paying related financial advisory fees of $480,000.

Cash Flows for the six months ended June 30, 2024, compared to the six months ended June 30, 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Variance in
	2024	2023	Amount	%
Net cash used in operating activities	(1,188,426)	(1,509,535)	321,109	-21.3%
Net cash (used in)/provided by investing activities	1,620,602	(5,660,208)	7,280,810	-128.6%
Net cash provided by/(used in) financing activities	(2,430,000)	13,300,000	(15,730,000)	-118.3%
Effect of exchange rate changes	(19)	(100)	81	-81.0%
Net change in cash and cash equivalents	$(1,997,843)	$6,130,157	$(8,128,000)	-132.6%
Cash and cash equivalents, beginning of the year	16,208,949	7,537,873	8,671,076	115.0%
Cash and cash equivalents, end of the year	$14,211,106	$13,668,030	$543,076	4.0%

Operating Activities

For the six months ended June 30, 2024, our net cash used in operating activities was $1,188,426, which was primarily attributable to (i) our net loss of $3,834,465, (ii) an adjustment of deducted non-cash profit and loss items of a positive net amount of $2,793,459, mainly inclusive of depreciation, impairment loss of property and equipment, gain from selling short-term investments, gain from market price of short-term investment, loss on market price of crypto assets, interest income/(expenses), exchange gains and losses, and other income or loss, (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including: a decrease of $12,285 in prepaid expenses and other current assets, an increase of $41,234 in accounts payable, a decrease of $45,000 in advance from customers, a decrease of $173,017 in lease liabilities, and a decrease of $193,005 in accrued expenses and other current liabilities, and (iii) changes in non-current assets and liabilities that positively affected the cash flow from operating activities, primarily including: a decrease of $158,887 in right-of-use assets, a decrease of $325,646 in deferred tax assets, and an increase of $274,450 in digital assets.

For the six months ended June 30, 2023, our net cash used in operating activities was $1,509,535, which was primarily attributable to (i) our net loss of $2,578,541, (ii) an adjustment of deducted non-cash profit and loss items of a positive net amount of $1,252,722, mainly inclusive of depreciation, loss from selling short-term investments, loss on market price of short-term investment, impairment loss of crypto assets, interest income/(expenses), financial advisory fees for convertible note, and exchange gains and losses, (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including: a decrease of $9,850 in prepaid expenses and other current assets, a decrease of $22,075 in accounts payable, a decrease of $80,000 in advance from customers, a decrease of $104,324 in lease liabilities, and an increase of $20,960 in accrued expenses and other current liabilities, and (iii) changes in non-current assets and liabilities that positively affected the cash flow from operating activities, primarily including: a decrease of $158,887 in right-of-use assets, an increase of $772 in deferred tax assets, and an increase of $166,242 in digital assets.

Investing Activities

For the six months ended June 30, 2024, our net cash provided by investing activities was $1,620,602, which was attributable to: cash from selling short-term investments of $1,939,850, received short-term investment interest of $47,894, cash paid for short-term investments of $364,531, and cash paid for purchasing fixed assets of $2,611.

For the six months ended June 30, 2023, our net cash used in investing activities was $5,660,208, which was attributable to: cash from selling short-term investments of $750,258, received short-term investment interest of $5,945, cash paid for short-term investments of $3,136,411, cash paid for long-term equity investments of $160,000, prepayments for purchasing fixed assets of $3,000,000, and prepayments for assets acquisition of $120,000.

Financing Activities

For the six months ended June 30, 2024, our net cash used in financing activities was $2,430,000, which was attributable to: paying for part of the principal and interest of convertible bonds of $1,950,000, and paying related financial advisory fees of $480,000.

For the six months ended June 30, 2023, our net cash provided by financing activities was $13,300,000, which was attributable to: cash provided by private placement of $5 million, cash provided by convertible notes of $9 million, and paying related financial advisory fees of $700,000.

Cash and Cash Equivalents, and Restricted Cash

As of June 30, 2025, the Company had cash and cash equivalents of $25,159,033 and a security deposit of $93,718, compared with cash and cash equivalents of $23,915,856 and a security deposit of $93,475 as of December 31, 2024.

Short-term Investments

As of June 30, 2025, the Company had short-term investments of $2,069,569, which are primally T-Bill ETFs and Certified of Deposits, compared with short-term investments of $957,729 as of December 31, 2024.

Crypto Assets

As of June 30, 2025, the Company had crypto assets of $1,544,790 in aggregate, which is the U.S. dollar equivalent of Filecoins, compared with crypto assets of $3,019,896 as of December 31, 2024. In addition, the Sheyang Public Security Bureau of China improperly seized our 125.8585 Bitcoins and 2,005,537.50 USD Coins. Once these out-of-control crypto assets are recovered, the Company will have more realizable assets.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. However, there are no claims or acts pending or threatened against us that, if adversely determined, would, in our judgment, have a material adverse effect on us.

Capital Expenditures

We made capital expenditures, including for property and equipment, and business acquisition, of nil, $2,611, and $3,280,000 for the six months ended June 30, 2025, 2024 and 2023, respectively.

We plan to fund our future capital expenditures with our existing cash and cash equivalents balance. We intend to make capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease commitments	96,198	96,198	—	—
Total	$96,198	$96,198	$—	$—

Other than those shown above, we did not have any significant capital and other commitments as of June 30, 2025.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

INDEX

Unaudited Interim Consolidated Financial Statements	PAGE(S)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025	F-2 – F-3
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023, 2024 and 2025	F-4 – F-6
UNAUDITED INTERIM CONSOLIDATED STATEMETNS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023, 2024 and 2025	F-7 – F-9
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023, 2024 and 2025	F-10 – F-11
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-12 – F-45

F-1

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	June 30, 2025	December 31, 2024
ASSETS:
Current assets:
Cash and cash equivalents	4	25,159,033	23,915,856
Security deposit		93,718	93,475
Clearing deposit		100,445	—
Short-term investments	5	2,069,569	957,729
Accounts receivable		98,942	—
Accrued revenue		19,934	—
Interest receivable		104,303	3,825
Prepaid expenses and other current assets, net	6	4,849,474	5,053,824
Total current assets		$32,495,418	$30,024,709

Non-current assets:
Operating right-of-use assets, net	13	79,443	238,330
Property and equipment, net	7	1,500,000	2,257,794
Intangible assets, net	8	1,664,790	3,139,896
Deferred tax assets	14	43,918	30,584
Other long-term investments	9	800,000	—
Total non-current assets		$4,088,151	$5,666,604

TOTAL ASSETS		$36,583,569	$35,691,313

LIABILITIES AND SHAREHOLDER’S EQUITY:
Current liabilities:
Bonds payable	11	3,500,000	7,500,000
Interest payable	12	123,350	419,005
Deferred revenue	9	800,000	—
Accrued expenses and other current liabilities	10	1,629,265	2,466,436
Amounts due to related parties	16	987,556	909,575
Operating lease liabilities	13	94,998	282,279
Total current liabilities		$7,135,169	$11,577,295

F-2

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	June 30, 2025	December 31, 2024

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Deferred tax liabilities	14	25,200	25,200
Total non-current liabilities		$25,200	$25,200

TOTAL LIABILITIES		$7,160,369	$11,602,495

Commitments and contingencies	17

Shareholders’ equity:
Ordinary shares ($0.004 par value, 1,000,000,000 shares authorized as of June 30, 2025, 63,711,562 and 62,299,897 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	15	254,865	249,218
Additional paid-in capital		711,428,270	703,098,695
Accumulated deficit		(683,437,402)	(680,448,810)
Accumulated other comprehensive income		1,177,467	1,189,715
Total shareholders’ equity		$29,423,200	$24,088,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$36,583,569	$35,691,313

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Note	2025	2024	2023
Revenue:
Consultation services		243,569	195,000	80,000
Distributed computing and storage services		208,008	296,177	166,242
Others		15,000	26,000	—
Total Revenue		$466,577	$517,177	$246,242

Cost of Revenue:
Consultation services		(160,551)	(137,163)	(51,500
Distributed computing and storage services		(495,222)	(656,458)	(641,920)
Total Cost of Revenue		$(655,773)	$(793,621)	$(693,420)
Gross loss		$(189,196)	$(276,444)	$(447,178)

Operating expenses and gains/losses:
Sales and marketing		(58,131)	(42,295)	(152,400)
General and administrative		(1,698,162)	(1,061,417)	(1,251,559)
Provision for doubtful accounts		—	(11,451)	—
Loss on disposal of intangible assets		—	—	—
Impairment loss of intangible assets		—	—	(79,821)
Impairment loss of property and equipment	8	(504,693)	(1,827,373)	—
Loss on market price of crypto assets		(653,164)	(651,441)	—
Total operating expenses and gains/losses		$(2,914,150)	$(3,593,977)	$(1,483,780)

Operating loss from continuing operations		$(3,103,346)	$(3,870,421)	$(1,930,958)

Interest income/(expenses), net		171,431	109,773	(118,089)
Financing costs		—	—	(450,000)
Other (expenses)/income, net		15	(352)	70
Gain/(Loss) on market price of short-term investment		3,474	216,410	(7)
Gain/(Loss) from selling short-term investments		—	35,771	(79,742)
Loss on share-based payment liabilities		(73,500)	—	—
Loss before provision for income taxes		$(3,001,926)	$(3,508,819)	$(2,578,726)
Income tax benefits/(expenses)	14	13,334	(325,646)	185
Loss from continuing operations		$(2,988,592)	$(3,834,465)	$(2,578,541)

Discontinued operations:
Loss from discontinued operations		—	—	—
Net loss		$(2,988,592)	$(3,834,465)	$(2,578,541)

Net loss attributable to holders of ordinary shares of CHAINCE DIGITAL HOLDINGS INC.		$(2,988,592)	$(3,834,465)	$(2,578,541)

F-4

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30,
	Note	2025	2024	2023
Numerator
Net loss attributable to holders of ordinary shares of CHAINCE DIGITAL HOLDINGS INC.		$(2,988,592)	$(3,834,465)	$(2,578,541)
Continuing operations		(2,988,592)	(3,834,465)	(2,578,541)
Discontinued operations		—	—	—

Denominator
Weighted average shares used in calculating basic net loss per ordinary share		63,562,650	45,841,825	42,750,237
Weighted average shares used in calculating diluted net loss per ordinary share		63,562,650	45,841,825	42,750,237

Net Loss per ordinary share
Basic		(0.05)	(0.08)	(0.06)
Diluted		(0.05)	(0.08)	(0.06)
Net Loss per ordinary share from continuing operation
Basic		(0.05)	(0.08)	(0.06)
Diluted		(0.05)	(0.08)	(0.06)
Net Loss per ordinary share from discontinued operation
Basic		—	—	—
Diluted		—	—	—

The accompanying notes are an integral part of these consolidated financial statements

F-5

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the six months ended June 30
	Note	2025	2024	2023

Net loss		$(2,988,592)	$(3,834,465)	$(2,578,541)
Change in cumulative foreign currency trans adjustment		(12,248)	13,376	25,843
Comprehensive loss		$(3,000,840)	$(3,821,089)	$(2,552,698)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional		Accumulated other	Total CHAINCE DIGITAL HOLDINGS INC.	Total
	Number of Shares	Amount	paid-in Capital	Accumulated deficit	comprehensive loss	shareholders’ equity	Shareholders’ equity
Balance as of January 1, 2025	62,299,897	249,218	703,098,695	(680,448,810)	1,189,715	24,088,818	24,088,818
Share-based compensation	41,665	167	293,155	—	—	293,322	293,322
Issuance of shares in the private placement (Note 15)	1,370,000	5,480	8,036,420	—	—	8,041,900	8,041,900
Net loss	—	—	—	(2,988,592)	—	(2,988,592)	(2,988,592)
Foreign currency translation	—	—	—	—	(12,248)	(12,248)	(12,248)
Balance as of June 30, 2025	63,711,562	254,865	711,428,270	(683,437,402)	1,177,467	29,423,200	29,423,200

F-7

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional		Accumulated other	Total CHAINCE DIGITAL HOLDINGS INC.	Total
	Number of Shares	Amount	paid-in Capital	Accumulated deficit	comprehensive loss	shareholders’ equity	Shareholders’ equity
Balance as of January 1, 2024	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767
Issuance of shares in the private placement (Note 15)	—	—	—	—	—	—	—
Net loss	—	—	—	(3,834,465)	—	(3,834,465)	(3,834,465
Foreign currency translation	—	—	—	—	13,376	13,376	13,376
Adjustment of beginning differences in fair value measurement of crypto assets	—	—	—	763,072	—	763,072	763,072
Balance as of June 30, 2024	60,819,897	243,298	693,093,915	(679,748,878)	1,186,415	14,774,750	14,774,750

F-8

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional		Accumulated other	Total CHAINCE DIGITAL HOLDINGS INC.	Total
	Number of Shares	Amount	paid-in Capital	Accumulated deficit	comprehensive loss	shareholders’ equity	Shareholders’ equity
Balance as of January 1, 2023	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Issuance of shares in the private placement (Note 15)	11,363,637	45,455	4,704,545	—	—	4,750,000	4,750,000
Net loss	—	—	—	(2,578,541)	—	(2,578,541)	(2,578,541)
Foreign currency translation	—	—	—	—	25,843	25,843	25,843
Balance as of June 30, 2023	46,538,116	186,171	687,553,542	(669,898,830)	1,185,283	19,026,166	19,026,166

We have revised the January 1, 2023 number of ordinary shares amounts to retroactively present our February 2023 1-for-400 share consolidation back to the earliest period presented as stipulated in SAB 4C.

F-9

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2025	2024	2023
Cash flows from operating activities:
Net loss	(2,988,592)	(3,834,465)	(2,578,541)
Less: Net loss from discontinued operations	—	—	—
Net loss from continuing operations	(2,988,592)	(3,834,465)	(2,578,541)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment loss of intangible assets	—	—	79,821
Impairment loss of fixed assets	504,693	1,827,373	—
Depreciation of fixed assets	253,101	422,622	449,404
Loss/(Gain) on market price of short-term investment	(3,474)	(216,410)	7
Loss on share-based payment liabilities	73,500	—	—
Loss on market price of crypto assets	653,164	651,441	—
Expenses included in financing activities	11,587	125,137	630,305
Stock-based compensation	293,322	—	—
(Gain)/Loss from selling short-term investments	—	(35,771)	79,742
Exchange gains and losses	1,012	7,616	13,443
Other income	—	11,451	—

Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(208,017)	(274,450)	(166,242)
Digital assets used to pay expenses	62,498	—	—
Clearing deposit	(100,445)	—	—
Accounts receivable	(98,942)	—	—
Accrued revenue	(19,934)	—	—
Prepaid expenses and other current assets	30,622	12,285	9,850
Right-of-use assets	158,887	158,887	158,887
Deferred tax assets	(13,334)	325,646	(772)
Accounts payable	17	41,234	(22,075)
Advance from customers	285,307	(45,000)	(80,000)
Accrued expenses and other current liabilities	(36,629)	(193,005)	20,960
Lease liabilities	(187,281)	(173,017)	(104,324)
Net cash used in continuing operations	$(1,328,938)	$(1,188,426)	$(1,509,535)
Net cash used in discontinued operations	—	—	—
Net cash used in operating activities	$(1,328,938)	$(1,188,426)	$(1,509,535)

Cash flows from investing activities:
Cash from selling short-term investments	—	1,939,850	750,258
Cash from receiving short-term investment interest	301	47,894	5,945
Prepayments for purchasing fixed assets	—	(2,611)	(3,000,000)
Cash paid for short-term investments	(1,094,896)	(364,531)	(3,136,411)
Cash paid for long-term equity investments	—	—	(160,000)
Advance payment for acquisition	—	—	(120,000)
Net cash (used in)/provided by continuing operations	$(1,094,595)	$1,620,602	$(5,660,208)
Net cash (used in)/provided by discontinued operations	—	—	—
Net cash (used in)/provided by investing activities	$(1,094,595)	$1,620,602	$(5,660,208)

The accompanying notes are an integral part of these consolidated financial statements.

F-10

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the six months ended June 30
	2025	2024	2023

Cash flows from financing activities:
Issuance of common stock	8,041,900	—	5,000,000
Convertible notes	(4,000,000)	(1,950,000)	9,000,000
Financing costs	(375,000)	(480,000)	(700,000)
Net cash provided by/(used in) continuing operations	$3,666,900	$(2,430,000)	$13,300,000
Net cash provided by/(used in) discontinued operations	—	—	—
Net cash provided by/(used in) financing activities	$3,666,900	$(2,430,000)	$13,300,000

Effect of exchange rate changes by continuing operations	53	(19)	(100)
Effect of exchange rate changes by discontinued operations	—	—	—
Effect of exchange rate changes	$53	$(19)	$(100)

Increase/(decrease) in cash and cash equivalents, and restricted cash	$1,243,420	$(1,997,843)	$6,130,157

Cash and cash equivalents, and restricted cash, beginning of the year 2023, 2024 and 2025	$24,009,331	$16,208,949	$7,537,873

Cash and cash equivalents, and restricted cash, as of June 30, 2023, 2024 and 2025	$25,252,751	$14,211,106	$13,668,030

Supplement disclosure of cash flow information interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F-11

CHAINCE DIGITAL HOLDINGS INC.

(FORMERLY KNOWN AS MERCURITY FINTECH HOLDING INC.)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company’s business objectives are focused on two main sectors: (1) financial services, conducted primarily through our wholly owned subsidiary, Chaince Securities, Inc., with Chaince Securities LLC and Ucon Capital (HK) Limited (together with its subsidiaries in China) engaged in investment banking and related business consultation services; and (2) blockchain and digital asset solutions, carried out through Mercurity Fintech Technology Holding Inc., which is engaged in distributed computing and storage services and digital asset technical services.

Set forth below is a detailed update of the business lines in which the Company currently operates.

Financial services

Since August 2022, the Company has been operating in the financial services sector, mainly providing business consultation services. For example, in November 2023, the Company entered into a consulting agreement with a U.S.-based logistics company to provide business consulting services, assisting the client in enhancing its corporate governance and internal accounting management in preparation for its public listing. For the years ended December 31, 2022, 2023, 2024, and the six months ended June 30, 2025, we generated revenues of $80,000, $160,000, $448,525, and $243,569, respectively, from our business consultation services.

The financial services business line has become the Company’s primary focus since March 2025, following FINRA’s approval, and now forms an integral part of the Company’s strategic landscape. Since the commencement of its operations, Chaince Securities, Inc. has primarily focused on providing financial services. Its subsidiary, Chaince Securities, LLC, is a FINRA-registered broker-dealer and registered investment advisor (RIA), offering investment banking and related business consulting services to companies conducting securities offerings in the U.S. capital markets, as well as investment solutions for institutions, high-net-worth individuals, and emerging issuers worldwide. The operations team is based in New York and actively conducts business with clients based in the U.S. Ucon Capital (HK) Limited (“Ucon”), together with its PRC subsidiary, Chaince (Shenzhen) Consulting Co., Ltd., provides business consulting services targeting clients in the Asia-Pacific region.

Blockchain and digital asset solutions

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) has been engaged in blockchain and digital asset solutions, including distributed storage and computing services (mainly Filecoin mining operations), and digital asset technical services.

In December 2022, we acquired a batch of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, and commenced our Filecoin (“FIL”) mining operations. Our Filecoin mining facilities are located in New Jersey, United States, and are operated through Cologix US, Inc. For the years ended December 31, 2023, 2024, and the six months ended June 30, 2025, we generated revenues of $285,928, $513,405, and $208,008, respectively, from our Filecoin mining operations.

With the ongoing development of the digital asset industry and regulatory landscape, the Company’s accumulated experience positions it to expand its client base and further generate revenue from digital asset technical services. As of June 30, 2025, the Company’s digital asset technical services had not generated any revenue.

F-12

As of June 30, 2025, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Chaince Securities, Inc.	April 12, 2023	United States	100%
Chaince Securities, LLC	December 6, 2024	United States	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Chaince (Shenzhen) Consulting Co., Ltd.	July 23, 2025	China	100%
Mercurity Fintech Technology Holding Inc.	July 15, 2022	United States	100%
*Mercurity Limited	May 21, 2019	British Virgin Islands	100%
*Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	China	100%
*Aifinity Base Limited	February 5, 2025	Hong Kong	51%
*Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd.	March 7, 2025	China	51%

*	Note: Mercurity Limited, Beijing Lianji Future Technology Co., Ltd., Aifinity Base Limited, and Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd. have not actually conducted any business and we have decided to deregister them all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $683 million as of June 30, 2025, and had a net loss of approximately $2.99 million for the six months ended June 30, 2025. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

With the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company received $3.15 million, $5 million and $5 million from three private investments in public equity (“PIPE) in November 2022, December 2022 and January 2023, respectively, and then received $9 million from an unsecured convertible promissory note issued in February 2023. The Company received $6 million from another PIPE in December 2023. The Company received approximately $10 million and $8 million from two PIPEs in December 2024 and January 2025, respectively. The Company received approximately $6 million from PIPEs in August 2025. The unsecured convertible promissory note issued by the Company with the remaining principal of $3.5 million was converted into the Company’s ordinary shares in September 2025, which reduced the Company’s debt. As of June 30, 2025, the Company’s cash and cash equivalents balance surpasses $25 million, providing ample financial resources to support business development initiatives over the next two years.

F-13

The current and anticipated future businesses of the Company include:

1) Financial services, mainly including business consultation services and investment banking services:

We provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. We also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions. From August 2022 to June 30 2025, we obtained a total of five consultation service clients and recognized $80,000, $160,000, $448,525, and $243,569 for the years ended December 31, 2022, 2023 and 2024, and for the six months ended June 30 2025, respectively.

As of October 31, 2025, the Company has secured eight clients for business consultation services and two clients for PIPE financial advisory services. The Company expects its revenue from consultation services and PIPE financial advisory services to exceed $2 million in 2025.

Looking ahead, the Company’s primary objective for the next one to two years remains focused on the financial services sector, with the goal of significantly expanding its customer base, increasing revenue scale, reducing losses, and ultimately achieving profitability within this period.

2) Blockchain and digital asset solutions, mainly including distributed storage and computing services:

As of June 30, 2025, the total effective storage capacity of our Filecoin nodes was 108.61 PiB, taking up 10.86PiB of the original storage capacity of the whole Web3 decentralized storage infrastructure. Therefore, about 89.14% of the original storage capacity of the infrastructure was not fully utilized. While we hope to collaborate with HDP Capital Management Limited (“HDP”) to add more Filecoin nodes for joint mining and increase revenue, this requires us to reset our existing Web3 decentralized storage infrastructure. This involves suspending all running nodes before implementation. However, due to the staking mechanism of Filecoin, suspending nodes will lead to significant losses. Consequently, our management has decided to postpone larger expansion plans for the time being. In addition, the market price of Filecoin remains low, resulting in a substantial decline in our Filecoin mining revenue.

Despite these challenges, we remain optimistic about eliminating further losses related to this business by 2026. Our hope lies in the fact that the Filecoin market price will not experience further substantial declines, and we can significantly enhance the utilization of the Web3 decentralized storage infrastructure.

Although the Company still did not achieve positive results in the first half of 2025, management believes that the Company is about to embark on a period of sustained improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and assets acquisition. Actual results could materially differ from those estimates.

F-14

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities The Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total noncurrent liabilities are presented separately on the consolidated balance sheets.

F-15

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of Revenue and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating impairment for property and equipment, estimating useful lives and impairment for intangible assets, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currencies of the Company’s subsidiaries, Mercurity Fintech Technology Holding Inc., Chaince Securities, Inc., Chaince Securities, LLC, Ucon Capital (HK) Limited, Mercurity Limited, and Aifinity Base Limited, are U.S. dollars. The functional currencies of the Company’s subsidiaries located in the PRC, Chaince (Shenzhen) Consulting Co., Ltd., Beijing Lianji Future Technology Co., Ltd. and Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd., the Renminbi (“RMB”).

Transactions denominated in currencies other than the respective entities’ functional currencies are re-measured into the functional currencies, in accordance with Accounting Standards Codification (“ASC”) 830 (“ASC 830”) Foreign Currency Matters, at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currencies at the exchange rates prevailing at the balance sheet date. All foreign exchange gains or losses are included in the consolidated statements of operations.

Assets and liabilities are translated to the reporting currency at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of consolidated statements of comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Security Deposit

Security deposit is money that is given to a landlord, lender, or seller of a home or apartment as proof of intent to move in and care for the domicile.

The security deposits of the Company on the balance sheet as of June 30, 2025 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract of $93,718, which can be lifted within one year.

Clearing deposit

Clearing deposit is required to support the Company’s clearing activities and are considered restricted cash, not available for general corporate use.

According to the clearing agreement signed between the Company’s subsidiary Chaince Securities, LLC (a broker-dealer firm registered with FINRA) and Velocity Clearing LLC (“Velocity”), Chaince Securities, LLC is obligated to establish an account at Velocity which shall at all times contain deposited cash, securities, or a combination of both, having a market value of not less than $100,000 or such other amount as Velocity may require at a future date. As of June 30, 2025, the balance of the Company’s clearing deposit account was $100,445.

F-16

Short-term investment

Short-term investment represents certificates of deposits and fixed coupon notes with original maturities of greater than three months but less than a year, as well as stocks and ETFs held in the short term and readily available for sale.

Accounts receivable, net of allowance

Since January 1, 2020, the company has adopted the new Current Expected Credit loss rule (“CECL” standard) and recognizes its estimate of expected credit losses as an allowance to its account receivable.

The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Machinery and equipment	6 years	10%
Electronics and office equipment	5 years	5%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets

The Company’s intangible assets include the following categories: a) Acquired broker-dealer license deemed to have an indefinite life; b) Crypto assets; c) The right to recover the Crypto assets.

Acquired broker-dealer license deemed to have an indefinite life

On May 1, 2023, our US subsidiary Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of a fully licensed broker-dealer (the “broker dealer”) for a $120,000 total price consideration. On November 18, 2024, Chaince Securities, Inc. received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of the broker dealer. On December 6, 2024, Chaince Securities, Inc. acquired all the rights and benefits associated with the broker dealer from the seller. Given the absence of other distinguishable assets and liabilities, the consideration of $120,000 for our acquisition of the broker dealer is solely determined by the fair market value of the broker-dealer license. Given the premise of continuous operation, the broker-dealer license is not subject to a limit on its operating period. Therefore, we classify it as an intangible asset with indefinite useful life.

F-17

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Our acquired broker-dealer license is measured at cost minus impairment loss. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the six months ended June 30, 2025.

Crypto assets

Crypto assets generated from the cryptocurrency mining business are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of a $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company totally recognized the loss on market price of crypto assets of $215,397 for the year ended December 31, 2024, and $653,164 for the six months ended June 30, 2025.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. We estimated the fair values of the crypto assets based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023.

Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of crypto assets were included in gain or loss of disposal of crypto assets in the consolidated statements of comprehensive (loss) income. The Company accounted for its gains or losses in accordance with the weighted average method of accounting.

Crypto assets generated from the cryptocurrency mining business are included within operating activities in the accompanying consolidated statements of cash flows. The purchases and sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows.

The right to recover the Crypto assets

On February 16, 2022, former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

We classified the crypto assets subject to seizure by Sheyang County Public Security Bureau, which we still retain recourse, as the right to recover the Crypto assets.

F-18

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, and June 30, 2025, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

Revenue recognition

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company generates revenue primarily from business consultation services and distributed computing and storage services for the six months ended June 30, 2023, 2024 and 2025.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Consultation services

The Company recognized the realization of the consultation service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output. The Company calculates the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month.

F-19

The Company’s consultation service revenue for the six months ended June 30, 2025 was $243,569, sourced from two Hong Kong clients, one Singapore client and two American clients. The Company’s consultation service revenue for the six months ended June 30, 2024 was $195,000, sourced from two Chinese clients and one American client. The Company’s consultation service revenue for the six months ended June 30, 2023 was $80,000, sourced from one Chinese client.

Distributed computing and storage services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Since December 20, 2022, the Company has used some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. The Company has rented the Filecoin mining operating premises located in the State of New Jersey from Cologix US, Inc., and the Company has entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that the Company utilizes its Web3 decentralized storage infrastructure and provides cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, the Company is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet for successfully adding blocks to the blockchain. The Company’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt.

In the process of Filecoin mining, the Filecoin mainnet serves primarily as a trading platform where the Company provides storage services to end customers. Notably, no third party directly participates   in the Filecoin mining business as a principal or agent. As ASC 606-10-55-36, the Company plays the role of principal in the Filecoin mining business.

For the six months ended June 30, 2023, 2024 and 2025, the Company earned $166,242, $296,177, and $208,008 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

Others

Based on the consultation services the Company provides to its clients, the Company would introduce various necessary professional institutional resources to the clients undergoing IPOs, and sometimes these professional institutions will pay the Company some referral fees, formed the Company’s other revenues. The Company’s referral service does not involve third parties as principals or agents. The Company’s sole service obligation is to refer customers to the contracted partners. The Company facilitates the signing of contracts between the partners and their customers and receive payment, thereby completing the Company’s service content. As ASC 606-10-55-36, the Company plays the role of principal  in our referral services.

F-20

On February 12, 2024, the Company’s US subsidiary Chaince Securities, Inc. (“Chaince Securities”) signed a Referral Agreement with Beyond Century Consulting LLC. Chaince Securities agreed to refer potential clients to Beyond Century Consulting for the purpose of engaging in financial services and consultation provided by Beyond Century Consulting. Beyond Century Consulting agreed to pay Chaince Securities a referral commission equal to 20% of the total fees charged to the clients referred by Chaince Securities. The commission payment will be made for each transaction separately, ensuring that Chaince Securities receives 20% of the fees from each payment made by the referred client.

For the six months ended June 30, 2024 and 2025, Chaince Securities, Inc. recognized $26,000 and $15,000 such revenue, respectively. No related revenue was generated for the six months ended June 30, 2023.

Cost of revenue

Consultation services

The cost of our consultation services consists primarily of the payroll of the consultation project team. The cost of consultation services was recognized for the six months ended June 30, 2023, 2024 and 2025 in the amount of $51,500, $137,163 and $160,551, respectively.

Distributed computing and storage services

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs and other technical services costs, Filecoin loan interest costs, and joint mining revenue sharing costs.

The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2025 in the amount of $495,222, including mining machine depreciation costs of $251,805, mine lease costs (including electricity) of $180,745, software licensing costs of $8,320, Filecoin loan interest costs of $22,069, and joint mining revenue sharing costs of $32,283.

The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2024 in the amount of $656,458, including mining machine depreciation costs of $421,409, mine lease costs (including electricity) of $174,979, software licensing costs of $8,108, other technical services costs of $11,847, and Filecoin loan interest costs of $40,115.

The cost of Filecoin physical mining operations was recognized for the six months ended June 30, 2023 in the amount of $641,920, including mining machine depreciation costs of $448,718, mine lease costs (including electricity) of $144,412, direct labor costs of $4,000, and software licensing costs of $44,790.

There were no operations of providing cloud storage services to decentralized platform operators for the six months ended June 30, 2023, 2024 and 2025.

Others

The Company’s US subsidiary Chaince Securities, Inc. generated other revenue of $26,000 and $15,000 for the six months ended June 30, 2024 and 2025, respectively, from referral commissions. These revenues were generated by providing our consultation clients with access to essential professional agency resources. It is important to note that these revenues do not incur any direct associated costs.

Sales and marketing expenses

Sales and marketing expenses consist primarily of project referral fees for consultation services business. These costs are expensed as incurred.

F-21

Operating leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of common area maintenance and utility charges not included in the measurement of right of use assets and operating lease liabilities.

The leasing activities of the Company in 2023, 2024 and the first half 2025 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2024, and as of June 30, 2025.

Income taxes

The Company follows the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Share-based payments

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

F-22

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation – Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (that is, for which the requisite service period has been completed). Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). To determine the amount of compensation cost to be recognized in each period, the Company shall make an entity wide accounting policy for all employee share-based payment awards to do the following: Recognize the effect of awards for which the requisite service is not rendered when the award is forfeited (that is, recognize the effect of forfeitures in compensation cost when they occur). Previously recognized compensation cost for an award shall be reversed in the period that the award is forfeited.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited, or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the good is delivered or the service is rendered, regardless of when, if ever, the market condition is satisfied.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

F-23

Net loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from operations, as their effect would be anti-dilutive.

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive gain (loss) is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

Segment reporting

FASB 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker (“CODM”) is the Company’s president and Chief Executive Officer (“CEO”), relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company.

F-24

The Company’s business objectives are focused on two main sectors: (1) financial services, conducted primarily through our wholly owned subsidiary, Chaince Securities, Inc., with Chaince Securities LLC and Ucon Capital (HK) Limited (together with its subsidiaries in China) engaged in investment banking and related business consultation services; and (2) blockchain and digital asset solutions, carried out through Mercurity Fintech Technology Holding Inc., which is engaged in distributed computing and storage services and digital asset technical services.

As of June 30, 2025, despite operating in two distinct business sectors, the Company’s overall business remains in the adjustment phase. The Company has not yet established independent geographical or business departments for separate development and management. As a result of the assessment made by CODM, the Company has only one reportable segment.

Fair value measurement and financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company applies ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - inputs are based upon quoted prices for instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

F-25

Financial instruments

The carrying amounts of financial instruments, which consist of cash and cash equivalents, security deposit, short-term investment, interest receivable, prepaid expenses and other current assets, equity investments, convertible notes, interest payable, accounts payable, amounts due to related parties, accrued expenses and other current liabilities, approximate their fair values due to the short-term nature of these instruments.

The Company adopted ASU No.2020-06 to measure the convertible notes it issued. Pursuant to ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

Recent accounting pronouncements

On December 13, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires that an entity to subsequently measure assets that meet those criteria at fair value with changes recognized in net income each reporting period. The amendments in ASU 2023-08 are required to be adopted for fiscal years beginning after December 14, 2024, with early adoption permitted. The Company has decided to adopt this standard starting from the 2024 fiscal year.

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard provides clarity regarding whether profits interest and similar awards are within the scope of Topic 718 of the Accounting Standards Codification. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

F-26

3. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations.

On January 15, 2022, the Company completed the dismantlement of the VIE structure and divested Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2022, the Company’s main business related to cryptocurrencies has moved to the United States.

Currency convertibility risk

From time to time, the Company’s businesses may be transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Company’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 1.9% in the first half of 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

As the Company did not mainly carry out business in China in the first half of 2025, the impact of foreign currency exchange is not obvious.

F-27

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Cash (i)	11,083,033	21,921,476
Cash equivalents (ii)	14,076,000	1,994,380
Total	25,159,033	23,915,856

(i)

As of June 30, 2025, the Company’s cash includes: 1) Cash in hand of $100,200; 2) Demand deposit of $8,088,655 in bank accounts; and 3) Cash in the securities investment accounts and the Coinbase account of $2,894,178.

As of December 31, 2024, the Company’s cash includes: 1) Cash in hand of $100,200; 2) Demand deposit of $18,980,205 in bank accounts; and 3) Cash in the securities investment accounts and the Coinbase account of $2,841,071.

(ii)

As of June 30, 2025, the Company’s cash equivalents are Certificates of Deposits and Time Deposits of $14,076,000 with original maturities of three months or less.

As of December 31, 2024, the Company’s cash equivalents were all certificates of deposits with a balance of $1,994,380 with a maturity date less than 3 months.

5. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
6-month Certificate of Deposits (i)	1,107,461	—
ETF (ii)	962,108	957,729
Total short-term investments	2,069,569	957,729

(i)

On May 2, 2025, the Company deposited a Certificate of Deposits of $150,000 with a term of 12 months in Bank of America, with an annual interest rate of 3.2%. As of June 30, 2025, the balance of this Certificate of Deposits was $150,789.04.

On February 14, 2025, the Company deposited a Certificate of Deposits of $943,690.46 with a term of 180 days in East West Bank, with an annual interest rate of 3.925%. As of June 30, 2025, the balance of this Certificate of Deposits was $956,672.29.

(ii)

On June 16, 2025, the Company purchased 2 SPDR S&P 500 ETF as part of the investment portfolio at a cost of $1,205.52. As of June 30, 2025, the market value of the ETF was $1,235.70.

On March 31, 2023, the Company purchased 5 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $465.93. As of December 31, 2024, the market value of the ETF was $457.15. As of June 30, 2025, the market value of the ETF was $458.65.

On August 31, 2023, the Company purchased 6500 units SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF at a cost of $595,535.95. On March 28, 2024, the Company purchased additional 3,970 units SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $364,490.95. As of December 31, 2024, the market value of the total 10,470 units ETF was $957,272.10. As of June 30, 2025, the market value of the total 10,470 units ETF was $960,413.10.

F-28

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Prepaid expenses	27,987	40
Loan receivables from non-related parties (i)	2,000,000	2,000,000
Other receivables from non-related parties (ii)	2,821,487	3,053,784
Total prepaid expenses and other current assets	4,849,474	5,053,824

(i)	On December 12, 2023, considering the potential business cooperation prospects with Honor Star Ventures Limited in Hong Kong, the Company agreed to provide a loan of $2 million to Honor Star Ventures Limited, with a loan term of one year and an annual interest rate of 5%. On December 14, 2024, the Company signed a supplementary agreement to the original loan agreement with Honor Star, agreeing to extend the maturity date of the original loan agreement by 12 months.

(ii)

According to the loan agreement signed by our US subsidiary MFH Tech and Huangtong on January 18, 2024, the two supplementary agreements signed on April 5, 2024 and April 30, 2024, and the extension agreement signed on January 18, 2025, MFH Tech borrowed 196,000 Filecoins (actually received) from Huangtong. These Filecoins are also utilized to meet the pledge requirements for expanding MFH Tech’s Filecoin mining nodes. The loan also carries an annual interest rate of 5%. Furthermore, MFH Tech has provided a mortgage deposit of $1,500,000 as collateral for the loans, which was paid to Huangtong in July 2024.

On September 1, 2024, the Company entered into a Server Procurement Project Contract with Jming International Trade Company Limited (“Jming”), to purchase a batch of Inspur AI servers for the development of AI related new business, for a $2 million total price consideration. As of December 31, 2024, the Company had paid $1 million to the seller. On March 20, 2025, the Company entered into a Termination Agreement for Server Procurement Project Contract with Jming, stipulating that Jming shall return the $1 million advance payment to the Company. As of June 30, 2025, the $1 million advance payment had not been received. The Company actually received the $1 million in October 2025.

On September 3, 2024, MFH Tech and Sanhe Inc (the “Buyer”) entered into a Loan Sale and Assignment Agreement, as which MFH Tech transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to the Buyer, with a total consideration equal to the full principal amount of the Loan, which was $200,000. As of June 30, 2025, an outstanding amount of $100,000 remained uncollected. The Company actually received the $100,000 in November 2025.

On March 10, 2025, MFH Tech and Yum Sooy Trade Limited (the “Buyer”) entered into a Share Purchase Agreement (“SPA”), as which MFH Tech transferred all the 16,000 Class A shares of Fresh First to the Buyer, with a total consideration of $160,000. As of June 30, 2025, MFH Tech has received $80,000 of the total amount, and the remaining $80,000 was collected in October 2025.

At the end of 2024, MFH Tech began collaborating with HDP Capital Management Limited for joint mining of Filecoins. HDP will provide 95% of the Filecoins needed for staking, while MFH Tech will provide 5% of the Filecoins needed for staking. For operational convenience, MFH Tech transferred 70000 Filecoins to the Binance account belonging to Wentao Wang, who will act on behalf of MFH Tech to transfer the corresponding Filecoins to new node accounts as staking as needed. As of December 31, 2024, Wentao Wang hold 59900 Filecoins from MFH Tech, which are valued at $287,640 based on the lowest trading price on the Coinbase platform as of December 31, 2024. As of June 30, 2025, Wentao Wang still hold 62,192 Filecoins from MFH Tech, which are valued at $141,487 based on the lowest trading price on the Coinbase platform as of June 30, 2025.

F-29

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Machinery and equipment (i)	5,618,788	5,618,788
Electronics and office equipment	13,641	13,641
Total property and equipment	5,632,429	5,632,429

Less: Accumulated depreciation	1,800,363	1,547,262
Less: Provision for impairment (ii)	2,332,066	1,827,373
Property and equipment, net	1,500,000	2,257,794

(i)	On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000. In January 2023, the Company transferred all of these Web3 decentralized storage infrastructures to our US subsidiary MFH Tech and established MFH Tech as the business entity for our distributed storage and computing services.

(ii)

By the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

By the end of June 2025, due to the underutilization of the Web3 decentralized storage infrastructure, we re-evaluated the cash flow forecast for the future operating results of the Filecoin mining business. As a result, we identified and recognized an impairment loss of $504,693 for these Web3 decentralized storage infrastructures for the six months ended June 30, 2025.

F-30

8. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	June 30, 2025	December 31, 2024
	US$	US$
Acquired broker-dealer license deemed to have an indefinite life	120,000	120,000
Crypto assets	1,544,790	3,019,896
The right to recover the crypto assets	—	—
Total intangible assets, net	$1,664,790	$3,139,896

Acquired broker-dealer license deemed to have an indefinite life

On May 3, 2023, our US subsidiary Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of a fully licensed broker-dealer (the “broker dealer”), for a $120,000 total price consideration. On November 18, 2024, Chaince Securities, Inc. received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of the broker dealer. On December 6, 2024, Chaince Securities, Inc. acquired all the rights and benefits associated with the broker dealer from the seller. Given the absence of other distinguishable assets and liabilities, the consideration of $120,000 for our acquisition of the broker dealer is solely determined by the fair market value of the broker-dealer license. Given the premise of continuous operation, the broker-dealer license is not subject to a limit on its operating period. Therefore, we classify it as an intangible asset with indefinite useful life.

Our acquired broker-dealer license is measured at cost minus impairment loss. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the year ended December 31, 2024. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the six months ended June 30, 2025.

Crypto assets

Crypto assets consist of the following:

	June 30, 2025	December 31, 2024
	US$	US$
Filecoin (i)	1,544,790	3,019,896
Total crypto assets	$1,544,790	$3,019,896

(i)

As of June 30, 2025, the Company held approximately 679,029 Filecoins with the carrying amount of $1,544,790, of which 104,647 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 274,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, about 150,000 Filecoins were borrowed from HDP Capital Management Limited to meet the pledge needs for Filecoin mining business, and 149,673 Filecoins came from the Filecoin physical mining business. Out of the 679,029 Filecoins, approximately 563,472 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

As of December 31, 2024, the Company held 628,883 Filecoins with the carrying amount of $3,019,896, of which 104647 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 274,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, about 150,000 Filecoins were borrowed from HDP Capital Management Limited to meet the pledge needs for Filecoin mining business, and 99,527 Filecoins came from the Filecoin physical mining business. Out of the 628,883 Filecoins, approximately 425,396 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

F-31

The movement of the crypto assets for the six months ended June 30, 2025, 2024 and 2023 is as follows:

	For the six months ended June 30,
	2025	2024	2023
	US$	US$	US$
Balance as of January 1, 2025, 2024 and 2023	3,019,896	705,309	288,419
Purchase or borrowing (i)	—	997,408	—
Mining out (ii)	208,008	296,177	166,242
Payment for Filecoin joint mining profit sharing (iii)	(32,283)	—	—
Impairment loss (iv)	—	—	(79,821)
Gain/loss on market price changes (iv)	(1,620,625)	(651,441)	—
Cumulative effect upon adoption of ASU 2023-08 (iv)	—	763,072	—
Others (v)	(30,206)	(21,727)	—
Balance as of June 30, 2025, 2024 and 2023	1,544,790	2,088,798	374,840

(i)	During the six months ended June 30, 2024, about 196,000 Filecoins with the fair value of $997,408 were borrowed from Huangtong International Co., Ltd., to meet the pledge needs for Filecoin mining business.

(ii)

During the six months ended June 30, 2025, the Company mined out 68650.67 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $208,008 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

During the six months ended June 30, 2024, the Company mined out 45574.55 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $296,177 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

During the six months ended June 30, 2023, the Company mined out 33,552.58 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $166,242 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

(iii)

During the six months ended June 30, 2025, the Company distributed 11,436.84 Filecoins to HDP Capital Management Limited (our partner in Filecoin joint mining) as joint mining profit sharing, and the Company recognized a total cost of $32,283 based on the lowest transaction price on the Coinbase platform on the day of receiving the corresponding Filecoin rewards.

(iv)

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of a $763,072 increase, as an adjustment to the opening balance of retained earnings.

The Company totally recognized the loss on market price of crypto assets of $1,620,625 and $651,441 for the six months ended June 30, 2025 and 2024.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. We estimated the fair values of the cryptocurrencies based on the lowest transaction price on the Coinbase platform every day and totally recognized $79,821 impairment loss for the six months ended June 30, 2023.

(v)

Other movements of the crypto assets include Filecoins transferred to external personnel to help the Company deposit Filecoins into the new node accounts to meet the staking requirements for mining to achieve a higher efficiency, gas cost consumed by Filecoin transfer, as well as transfer income from Filecoin node account testing.

F-32

The right to recover the crypto assets

On February16, 2022, former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on June, 2025 are as follows:

		The portion that was still stored in the hardware cold as of December 31, 2024	The portion that that are forwarded to unknown addresses as of December 31, 2024
Crypto assets	Quantities	Quantities	Quantities

Bitcoins	125.8584797	30.62004	95.23843
USD Coins	2,005,537.50	—	2,005,537.5

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of June 30, 2025 and December 31, 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

9. OTHER LONG-TERM INVESTMENTS

Other long-term investments consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Equity assets received for providing consultation services	800,000	—
Total other long-term investments	800,000	—

On August 23, 2022, the Company signed a Consulting Agreement (the “Agreement”) with a Chinese media company, pursuant to which the Company will serve as a business consultant in order to facilitate the client to establish its operating entity in the United States and related financing strategy. The agreement also included an equity incentive consideration contingent upon achieving specific results. As of June 30, 2025, the Company had acquired 200,000 shares of the client, valued at approximately $800,000 based on projected market prices. However, the specific results outlined in the Agreement had not yet been realized. Consequently, the Company classified the equity securities as “Other long-term investments” and recognized a corresponding contract liability, referred to as “Deferred revenue.” Upon the achievement of the agreed-upon results, the Company will recognize the associated consultation revenue.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Accrued payroll and welfare	37,383	23,177
Accounts payable	6,224	18,845
Advance from customers	365,307	83,450
Payables for professional fees	193,204	245,907
Payables for borrowing Filecoin for initial pledge of the Filecoin mining business	966,213	2,039,453
Other taxes payable	726	2,165
Other operating and management expenses	60,207	53,439
Total accrued expenses and other current liabilities	1,629,264	2,466,436

F-33

11. BONDS PAYABLE

Convertible note consists of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Convertible Promissory Note	3,500,000	7,500,000
Total convertible note	3,500,000	7,500,000

Our holding company the Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser” or “Holder”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

On February 2, 2024, The Company and the Holder entered into an amendment agreement of the Securities Purchase Agreement. The Company and the Holder desire to amend the terms of the Note, pursuant to which The Company shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of The Company in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date. In January and February 2024, we repaid the principal of $1,500,000, and paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024.

F-34

On February 3, 2025, The Company and the same investor (the “Purchaser” or “Holder”) entered into a new agreement of   the Securities Purchase Agreement (the “Agreement”). By execution of this Agreement, the Purchaser hereby acknowledges and agrees that (i) the original promissory note dated February 2, 2023 (the “2023 Note”), issued pursuant to the Securities Purchase Agreement dated January 31, 2023, had an initial principal amount of $9,000,000, of which The Company repaid $1,500,000 upon its original maturity, and the remaining principal of $7,500,000 was extended under an amendment dated February 2, 2024 (the “2024 Note”); (ii) upon the maturity of the 2024 Note, The Company repaid an additional $4,000,000, reducing the outstanding principal to $3,500,000; and (iii) upon issuance of the Note under this Agreement, the 2023 Note, as amended, will have been satisfied in full and deemed fully paid, with no further obligations owed by the Company under the 2023 Note or the 2024 Note. Pursuant to the Agreement, the Company promises to pay interest on the Principal Amount at the rate of five percent (5%) per annum simple interest from the Issuance Date, both of which shall be paid on the date that is twelve (12) months after the Issuance Date (and if such date is not a Business Day, the next Business Day) (the “Maturity Date”) in accordance with the terms set forth herein. All interest calculations hereunder shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in accordance with the terms of this Note. As set forth in the Note, at the election of the holder of the Note, such Note shall be convertible into certain number of ordinary shares of the Company at the Conversion Price, being 90% of the closing price, pursuant to Nasdaq.com, of the Company’s Ordinary Shares on the trading day immediately preceding the date of the Conversion Notice, which shall not be lower than the Floor Price, being 20% of the Nasdaq Official Closing Price of the Company’s Ordinary Shares immediately prior to the execution of this Agreement. In January 2025, we repaid the principal of $4,000,000, and paid the interest of $375,000 for the period from February 2, 2024 to February 2, 2025.

As ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

12. INTEREST PAYABLE

Interest payable consists of the following:

	June 30,	December 31,
	2025	2024
	US$	US$
Interest payable for Convertible Promissory Note	71,918	343,151
Interest payable for Filecoin borrowed as initial pledge for Filecoin mining business	51,432	75,854
Total interest payable	123,350	419,005

F-35

13. LEASES

As of June 30, 2025, the Company had operating leases for its New York office. The remaining lease terms was 0.25 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2025, the weighted average remaining lease term was 0.25 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on The Company’s consolidated balance sheet.

	June 30, 2025	December 31, 2024
	US$	US$
Right-of-use assets	79,443	238,330
Impairment of right-of-use assets	—	—
Right-of-use assets, net	79,443	238,330

Operating lease liabilities – current	94,998	282,279
Operating lease liabilities – non-current	—	—
Total operating lease liabilities	94,998	282,279

The following table presents the components of the Company’s office lease expense for the six months ended June 30, 2025, 2024 and 2023, which are included in general and administrative on the unaudited interim consolidated statements of operations:

	For the six months ended June 30,
	2025	2024	2023
	US$	US$	US$
Operating lease cost	164,002	172,955	180,861
Variable lease cost	—	—	—
Operating lease expense	164,002	172,955	180,861
Short-term lease rent expense	4,357	8,671	25,980
Total lease expense	168,359	181,626	206,841

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

US$
2025	96,198
Total	96,198
Less: imputed interest	(1,200)
Present value of lease liabilities	94,998

F-36

14. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

United States

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) is incorporated in New York, USA. Chaince Securities, Inc. and its subsidiary, Chaince Securities, LLC (formerly known as JVDA, LLC), are incorporated in Delaware, USA. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to MFH Tech is 21%.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

For the six months ended June 30, 2025, 2024 and 2023, loss or income before income taxes from continuing operations consists of:

	For the six months ended June 30,
	2025	2024	2023
	US$	US$	US$
Cayman Islands: CHAINCE DIGITAL HOLDINGS INC. (“MFH”)	(1,188,362)	(674,004)	(1,632,390)
US: Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	(1,746,229)	(2,728,295)	(853,446)
US: Chaince Securities, Inc.	(33,716)	(34,286)	(15,737)
US: Chaince Securities, LLC (formerly known as JVDA, LLC)	(29,778)	—	—
Hong Kong: Ucon Capital (HK) Limited (“Ucon”)	16,673	(11,975)	(4,678)
Hong Kong: Aifinity Base Limited	—	—	—
PRC: Lianji Future Technology Ltd. (“Lianji Future”)	(18,740)	(58,461)	(70,436)
PRC: Chaince (Shenzhen) Consulting Co., Ltd.	—	—	—
PRC: Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd.	—	—	—

F-37

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2025	2024	2023
	US$	US$	US$
Current tax expense	—	—	(587)
Deferred tax benefit/(expense)	13,334	(325,646)	772
Income tax benefit/(expense)	13,334	(325,646)	185

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, and 25% applicable to the PRC operation to income tax benefit from continuing operations is as follows:

	For the six months ended June 30, 2025
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince Securities, Inc.)	US (Chaince Securities, LLC)	Hong Kong	PRC	Consolidated
Loss before income taxes	(1,746,229)	(33,716)	(29,778)	16,673	(18,740)	(1,811,790)
Income tax computed at applicable tax rates	(366,708)	(7,080)	(6,254)	2,751	(4,685)	(381,976)
Current losses unrecognized deferred income tax	366,708	—	—	—	4,685	371,393
Utilization of net operating loss carryforwards	—	—	—	(2,751)	—	(2,751)
Income tax expenses/(benefits)	—	(7,080)	(6,254)	—	—	(13,334)

	For the six months ended June 30, 2024
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	(2,728,295)	(34,286)	(11,975)	(58,461)	(2,833,017)
Income tax computed at applicable tax rates	(572,942)	(7,200)	(1,976)	(14,615)	(596,733)
Current losses unrecognized deferred income tax	572,942	—	1,976	14,615	589,533
Valuation allowances of deferred tax assets	—	—	332,846	—	332,846
Income tax expenses/(benefits)	—	(7,200)	332,846	—	325,646

F-38

	For the six months ended June 30, 2023
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(853,446)	(15,737)	(4,678)	(70,436)	(507)	(944,804)
Income tax computed at applicable tax rates	(179,224)	(3,305)	(772)	(17,609)	(86)	(200,995)
Current losses unrecognized deferred income tax	179,224	3,305	—	17,609	86	200,224
Prior income tax expense recognized in current period	587	—	—	—	—	587
Income tax expenses/(benefits)	587	—	(772)	—	—	(185)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	June 30,	December 31,
	2025	2024
	US$	US$
Deferred tax assets
Net operating loss carryforwards	137,943	124,609
Impairment of intangible assets	238,821	238,821
Valuation allowance	(332,846)	(332,846)
Total deferred tax assets	43,918	30,584

Deferred tax liabilities

The significant components of the Company’s deferred tax liabilities were as follows:

	June 30,	December 31,
	2025	2024
	US$	US$
Deferred tax liabilities
Temporary difference of intangible asset	25,200	25,200
Total deferred tax liabilities	25,200	25,200

15. SHAREHOLDERS’ EQUITY

On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO are $37,294,600, after deducting the IPO related cost of $3,000,000.

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Upon the completion of the IPO, all of the Company’s then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares, respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu (“Mr. Xu”), one of the Company’s shareholders, amounting to $69.4 million, was converted into 124,835,802 ordinary shares.

On June 8, 2015, the Company issued 741,422,780 ordinary shares to the Company’s original shareholders for the acquisition of the Company. In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank, representing 2,131,284 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On July 31, 2018, the Company decided to change the ADS-to-Share ratio from the ratio of one (1) ADS to eighteen (18) Shares to a new ratio of one (1) ADS to one hundred eighty (180) Shares.

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Mercurity Limited’s   original shareholders for the acquisition of Mercurity Limited and its subsidiaries.

On May 3, 2020, the Company issued 761,789,601 ordinary shares to NBpay Investment Limited’s original shareholders for the acquisition of NBpay Investment Limited and its subsidiaries.

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for $300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor for the private investment in public equity of $700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of $5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately $5 million.

On November 21, 2022, the Company issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of $3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

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On December 20, 2022, the Company issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of $5 million.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd. providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s 2,718,181,818 ordinary shares. The Company issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of $5 million. The Company issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to $0.004 per ordinary share. Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”). The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended.

On February 28, 2023, when the Share Consolidation was effective, the Company’s outstanding ordinary shares changed from 18,614,900,104 shares with a par value of $0.00001 per share to 46,538,116 shares with a par value of $0.004 per share. We have revised the number of ordinary shares amounts in the revised consolidated statements of Changes in Shareholders’ Equity for the six months ended June 30, 2022, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

On September 8, 2023, the Company totally issued 30,000 ordinary shares to two former independent directors as compensation for their previous services, and one legal advisor as advisory fees.

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million, prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of $1.00 per ordinary share. The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

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In August 2024, the Company issued 10,000 ordinary shares to a former independent director as compensation for his previous services.

On December 19, 2024, the Company entered into a Securities Purchase Agreement with a non-U.S. investor (the “Purchaser”) for a private placement offering, providing the sale and issuance of 1,470,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of $10,010,700 at $6.81 per share (the “Offering”). The Offering was closed on December 26, 2024. Upon closing, the Company issued a total of 1,470,000 Ordinary Shares to the Purchaser following receipt of a total purchase price of $10,010,700.

On January 9, 2025, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,370,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of $8,041,900 at $5.87 per share (the “Offering”). The Offering had been closed on January 16, 2025. Upon closing, the Company issued a total of 1,370,000 Ordinary Shares to the Purchaser following receipt of a total purchase price of $8,041,900.

In the first half of 2025, the Company compensated an employee with a total of 41,665 ordinary shares.

As of June 30, 2025, the total outstanding common shares was 63,711,562 shares.

16. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Zhiyou Wang	Former director of Company’s affiliated companies, former shareholder of Company
Radiance Holding (HK) Limited	Former shareholder of Company
Ying Wang	Associated with Zhiyou Wang

As of June 30, 2025 and December 31, 2024, the amount due from the related party was nil.

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As of June 30, 2025 and December 31, 2024, the following balance was due to the related party:

Net Amount due to the related party

		As of June 30,	As of December 31,
		2025	2024
		US$	US$
Zhiyou Wang	(i)	241,056	236,575
Radiance Holding (HK) Limited	(ii)	346,500	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $241,056 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds. As of June 30, 2025, and December 31, 2024, the adjustments to the balance due to Zhiyou Wang were solely attributable to foreign currency translation discrepancies.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited (“Radiance”) related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs (currently corresponding to 90,000 common shares) of the Company. As of June 30, 2024 and December 31, 2023, the adjustments to the balance due to Radiance were solely attributable to changes in the market price of the Company’s common stock.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2022, the Company has received USD$0.4 million of the Note from the Noteholder. As of June 30, 2025 and December 31, 2024, there was no change in the balance of the amount due to the Noteholder.

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the six months ended June 30, 2025 is $168,359.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Future Periods	US$
For the six months ended December 31, 2025	96,198
Total	96,198

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18. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of June 30, 2025, the Company’s PRC subsidiary did not have a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

As the Company’s PRC subsidiary has been operating at a loss, they have yet to set aside any certain statutory reserves as of June 30, 2025, and the appropriation to these reserves by the Company’s PRC subsidiary was $nil for the six months ended June 30, 2025.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiary. As of June 30, 2025, the net assets of the Company’s PRC subsidiary were negative.

19. SUBSEQUENT EVENTS

A new private placement offering of approximately US$6 million

On August 14, 2025, the Company entered into Securities Purchase Agreements with three investors for a private placement offering, providing for the sale and issuance of 5,357,144 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of approximately $6 million at $1.12 per share (the “Offering”). The Offering was closed on August 19, 2025.

The Unsecured Convertible Promissory Note issued by the Company are converted into the Company’s ordinary shares

On August 26, 2025, within the “First Election Period” as outlined in the Securities Purchase Agreement signed between the Company and the investor (the “Investor”) of the Unsecured Convertible Promissory Note issued by the Company, the Investor informed the Company that they intend to convert the note into the Company’s ordinary shares. The number of conversion shares equals the amount of the principal amount being converted (the “Conversion Amount”) divided by the Conversion Price. The Conversion Amount is $3,000,000, and the Conversion Price will be determined by taking 90% of the closing price of the Company’s ordinary shares on August 26, 2025, which was $4.662, which means the number of conversion shares of the principal will be 750,751 shares. On September 2, the Company issued the 750,751 shares to the Investor.

In November 2025, the Company agreed to convert the accumulated unpaid interest on the Unsecured Convertible Promissory Note, amounting to $102,602.74, into the Company’s common stock at the same conversion price as the principal, which is $4.662 per share. The number of conversion shares of the interest will be 22,008 shares. On November 14, the Company issued the 22,008 shares to the Investor.

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The Company has canceled its development plan for a new business in AI manufacturing

On February 19, 2025, the Company announced the formation of a majority-owned subsidiary in Hong Kong, Aifinity Base Limited (“Aifinity”). On March 7, 2025, Aifinity established a new subsidiary, Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd. (“Yingke Precision”), in Shenzhen. Aifinity and Yingke Precision planned to manufacture advanced liquid cooling panels specifically tailored for artificial intelligence (AI) infrastructure, high-performance computing (HPC). Regrettably, due to unforeseen alterations in the business environment of the target market, resulting in a scarcity of essential local resources, the Company made the difficult decision to terminate its investment plan for this new business in August 2025.

A new lease agreement has been executed for the New York office

As the lease for the Company’s New York office expired in September 2025, the Company signed a new lease agreement in August 2025. The new lease agreement has a term from August 31, 2025 to December 31, 2028. The Company’s rental expenses for the years 2025, 2026, 2027, and 2028, as per the lease agreement, are $127,296, $381,888, $391,435, and $401,221, respectively.

The Company changed its corporate name and ticker symbol

On November 13, 2025, the Company officially rebranded as Chaince Digital Holdings Inc. from Mercurity Fintech Holding Inc. The new corporate name, ticker symbol “CD,” and website www.chaincedigital.com all went live on November 13, 2025, at the opening of trading on the Nasdaq Global Market. This comprehensive rebranding was approved by the Company’s shareholders at its 2025 Annual General Meeting held on September 15, 2025.

Another new private placement offering of approximately US$6.14 million

On December 5, 2025, the Company entered into Securities Purchase Agreements with one investor for a private placement offering, providing for the sale and issuance of 1,000,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of approximately $6.14 million at $6.14 per share (the “Offering”). As of December 10, the Offering has not been closed.

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